SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2008

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Gomes de Carvalho 1,629
Vila Olímpia
05457-006 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Announces Revised Fleet Plan and Reduces Growth

São Paulo, August 6, 2008 – GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and Bovespa: GOLL4), the parent company of Brazilian airlines GOL Transportes Aéreos S.A. and VRG Linhas Aéreas S.A., announces that the Company has revised its fleet plan to continue its fleet renewal and modernization strategy in accordance with its disciplined growth plan.

The Company reviewed and adjusted its fleet plan to better adapt to recent fuel price increases and higher competition in the air transportation industry, while also accelerating its fleet renewal program (announced in December 2007) and improving its low-cost structure. In addition to operational changes to reduce fuel consumption, such as reducing cruise flight speed and shutting down one engine after landing, the Company is reducing its capacity growth.

In the third and fourth quarters 2008, consolidated domestic ASKs are projected to be approximately 8.0 and 8.1 billion, respectively, a 5% sequential reduction and a 1% sequential increase, respectively. In the international market, consolidated ASKs are projected to be approximately 1.6 billion for the third and fourth quarters 2008. For 2008, total ASKs are projected to be approximately 41.0 billion, 32.5 billion in the domestic market, and 8.5 billion in the international market, a 5% reduction versus the Company’s previous guidance.

GOL is also in the final phases of its plan to replace all 737-300 and 767-300 aircraft with 737-700s and 737-800s for operations on short and medium-haul routes. In addition to reducing the fleet’s average age, these aircraft have lower operational costs and are more fuel efficient. The 737-700 NG aircraft provide the Company with greater flexibility at airports with operating restrictions and the ability to offer more direct flights to medium-sized cities with low traffic volumes. The 737NGs are also equipped with winglets, a technology that improves aircraft performance during takeoff, allows longer non-stop flights and reduces fuel costs by more than three percent per year. All of GOL’s Boeing 737 model aircraft adhere to international safety rules and are certified by U.S. and Brazilian authorities for take-off and landing on short runways.

The revised fleet plan will adequately meet the expected demand for air travel in the Company’s markets; GOL estimates approximately 7-8% Brazilian market growth for 2009. “Our fleet plan allows us to adequately serve expected air travel growth in Brazil and to countries in South America”, says Wilson Maciel Ramos, GOL’s Vice President of Planning and IT. The Company’s all-Boeing fleet permits it to grow faster or slower as market conditions change.

The Company has reduced its fleet plan by two leased 737-800s in 2008. For 2009, the fleet plan has reduced by five leased 737-800s. The fleet modernization plan guarantees that GOL’s fleet will maintain its status as one of the youngest and most modern in the world. By the end of 2008, it is expected that the fleet will be comprised entirely of Boeing 737 NGs, reducing the average age of the fleet to 5.6 years. At the end of 2012, 65 percent of the fleet will be comprised of 737-800 SFP aircraft, reducing the average age to 5.5 years. The table below details the revised fleet plan through 2014:

Total Consolidated Fleet (End of Period)	2007	2008	2009	2010	2011	2012	2013	2014
B737-300	28	-	-	-	-	-	-	-
B737-700 NG	31	40	40	40	40	40	40	40
B737-800 NG	18	27	16	11	7	2	-	-
B737-800 NG SFP	25	37	52	64	74	85	96	100
B767-300 ER	9	-	-	-	-	-	-	-

Total	111	104	108	115	121	127	136	140

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CONTACT:	About GOL Linhas Aéreas Inteligentes S.A.

IR
GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and Bovespa: GOLL4) is the parent company of Brazilian airlines GOL Transportes Aéreos S.A. and VRG Linhas Aéreas S.A. GTA offers over 640 daily flights to 56 destinations connecting the most important cities in Brazil as well as the main destinations in South America. VRG offers over 120 daily flights to 14 destinations in Brazil. GTA and VRG operate a young, modern fleet of Boeing aircraft, the safest and most comfortable aircraft of its class, with low maintenance, fuel and training costs, and high aircraft utilization and efficiency ratios. The Company’s service is recognized as the best value proposition in the market.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL These are merely projections and, as such, are based exclusively on the expectations of GOL’s management. . Such forward-looking statements depend, substantially, on external factors, besides those disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.
Ph.: (5511) 3169-6800
ri@golnaweb.com.br
www.voegol.com.br/ir

Media
Ph.: (5511) 3169-6967
comcorp@golnaweb.com.br

Edelman:
M. Smith and N. Dean
Ph: 1 (212) 704-8196 / 704-4484
meaghan.smith@edelman.com
noelle.dean@edelman.com

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 6, 2008

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Anna Cecília Bettencourt Cochrane
Name: Anna Cecília Bettencourt Cochrane Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.